

07006151

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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NUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH, D.C.
186
SECTION

SEC FILE NUMBER
8- 66755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFMAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 THIRD AVENUE- SUITE 320
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PUSTORINO, PUGLISI & CO., LLP
(Name - if *individual, state last, first, middle name)*

515 MADISON AVENUE	New York	NY	10022
(Address)	(city)	(State)	(Zip Code)

PROCESSED
APR 1 1 2007
E
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFFMAN SECURITIES, LLC, as of DECEMBER 31 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title



Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFMAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

OFFMAN SECURITIES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2006

	Page Numbers
Independent Auditors' Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 6

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITORS' REPORT

Managing Member
Offman Securities, LLC

We have audited the accompanying statement of financial condition of Offman Securities, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Offman Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 26, 2006

OFFMAN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 41,326
Due from clearing broker	998,877
Securities owned at market value	2,913,547
Fixed assets, net of accumulated depreciation and amortization of $26,457	227,275
Other assets	155,536
Total Assets	$4,336,561

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased at market	$2,280,489
Accrued expenses and other payables	254,976
Obligations under capital lease	158,222
Total Liabilities	$2,693,687
Commitments and Contingencies	
Members' Equity	1,642,874
Total Liabilities and Member's Equity	$4,336,561

The accompanying notes are an integral part of these financial statements.

OFFMAN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Organization:

Offman Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange (the "PHLX. It operates out of one office in New York City, NY.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Securities transactions, commissions and related clearing expenses of the Company are recorded on a trade date basis.

Securities Valuation:

Securities owned and securities sold, not yet purchased, principally corporate stocks, are valued at their respective fair values as determined by quoted market prices. The resulting difference between cost and market is included in income.

Depreciation:

Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Amortization is provided on leasehold improvements over the life of the lease.

Use of Estimates:

The representation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, such as the valuation of securities owned. These estimates, by their nature, are based on judgment and available information. As such, actual results could differ from these estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 – Summary of Significant Accounting Policies (Cont'd):

Income Taxes:

The Company has elected to be treated as a partnership for federal, state and local purposes. As a result no income taxes are provided as they are the responsibility of the individual members of the Company. The Company is subject to the New York City Unincorporated Business Tax.

Note 3 – Fixed Assets:

As of December 31, 2006, fixed assets consisted of the following:

Furniture, fixtures and equipment	$ 214,105
Leasehold improvements	39,627
	253,732
Accumulated depreciation and amortization	(26,457)
Fixed assets, net	$ 227,275

The Company is obligated under a noncancelable lease for office space which expires on September 30, 2011. The lease is subject to escalation based on certain increasing costs incurred by the landlord.

The Company leases a majority of its furniture, fixtures and equipment under two capital leases. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in property and equipment:

Furniture and fixtures	$ 67,854
Equipment	102,122
	169,976
Less accumulated depreciation	(26,280)
	$ 143,696

Note 5 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $490,353 which was $390,353 in excess of its required net capital of $100,000.

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii).

Note 6 – Allocation of Results of Operations:

The Company's non-managing members (the "Traders") share in percentages of their trading profits based on their individual agreements. In the event the Traders incur losses they are allocated to the Managing Member until the Traders have future gains to offset them.

Note 7 - Income Taxes:

The Company has approximately $1,100,000 available to offset future New York City taxable income. Accordingly, the Company has calculated a tax receivable of approximately $40,000 which has been fully reserved for since the Company is unsure that it will ever be realized.

Note 8 – 401(k) Profit Sharing Plan

The Company maintains a 401(k) profit sharing plan (the "Plan") for the benefit of all eligible employees, who meet certain plan requirements. Under the Plan, the Company is required to match one half of employees' voluntary contributions up to 6% of compensation.

END